SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉ[redacted]

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX-(33) 01 53 89 70 70

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
[redacted]LO PARK
YORK
'S
FRANCISCO
APORE
'O
NTO
INGTON D.C

02034982

June 10, 2002

SUPPL

<u>BY HAND DELIVERY</u>

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

RECD S.E.C.
JUN 13 2002
1086

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find a press release dated May 24, 2002, announcing the departure of Christian de Gournay from the AGF Group.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33) 1-53-89-70-00 should you have any questions.

Very truly yours,

Lee D. Neumann / lDR

Lee D. Neumann

Enclosures
cc: Jean-Michel Mangeot
Assurances Générales de France

dlw 6/19

PADOCS01/110102 1

Paris, 24 May 2002

PRESS RELEASE

At the board meeting of 14 May 2002, Christian de Gournay confirmed his wish to leave AGF Group.

Jean-Philippe Thierry, Chairman of AGF Group, paid tribute to Christian de Gournay's work accomplishments for AGF over the last seven years.

Consequently, Jean-Philippe Thierry announced the Executive Committee reorganization starting June 1st. Under his supervision, the members will have the following responsibilities :

- Jean-François Debrois, General Manager, in charge of Life & Health Insurance,
- Gérard Pfauwadel, General Manager, in charge of Property & Liability Insurance,
- François Thomazeau, Assistant General Manager, in charge of activities outside France, Reinsurance, Human Resources, General Resources and Legal Affairs,
- Laurent Mignon, Assistant General Manager, in charge of Asset Management and banking activities, Property, Corporate Finance, Financial Insurance and Credit Insurance.

AGF investor contacts:		**AGF press contacts:**	
Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr	Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Marc de Pontevès	33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr	Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr	Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr

Paris, 24 May 2002

PRESS RELEASE

At the board meeting of 14 May 2002, Christian de Gournay confirmed his wish to leave AGF Group.

Jean-Philippe Thierry, Chairman of AGF Group, paid tribute to Christian de Gournay's work accomplishments for AGF over the last seven years.

Consequently, Jean-Philippe Thierry announced the Executive Committee reorganization starting June 1st. Under his supervision, the members will have the following responsibilities :

- Jean-François Debrois, General Manager, in charge of Life & Health Insurance,
- Gérard Pfauwadel, General Manager, in charge of Property & Liability Insurance,
- François Thomazeau, Assistant General Manager, in charge of activities outside France, Reinsurance, Human Resources, General Resources and Legal Affairs,
- Laurent Mignon, Assistant General Manager, in charge of Asset Management and banking activities, Property, Corporate Finance, Financial Insurance and Credit Insurance.

AGF investor contacts:		**AGF press contacts:**	
Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr	Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Marc de Pontevès	33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr	Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr	Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr